                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One) [ X ] Form 10-K  [   ] Form 20-F   [   ] Form 11-K   [  ] Form 10-Q
            [   ] Form 10-D  [   ] Form N-SAR  [   ] Form N-CSR

                For the Period Ended  January 31, 2006
                                      ----------------------

 [   ] Transition Report on Form 10-K
 [   ] Transition Report on Form 20-F
 [   ] Transition Report on Form 11-K
 [   ] Transition Report on Form 10-Q
 [   ] Transition Report on Form N-SAR

       For the Transition Period Ended
                                        ---------------------

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:          N/A
                                               ---------------------

PART I - REGISTRANT INFORMATION

                iDNA, INC
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        (Full Name of Registrant)

       National Auto Credit, Inc.
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       (Former Name if Applicable)

     555 Madison Avenue, 29th Floor
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(Address of principal executive offices)

        New York, New York 10022
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       (City, State and Zip Code)

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or

[   ]  (c) The accountant's statement or other exhibit required by Rule
       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     iDNA, Inc. (the "Company") requires additional time for itself (together with its accountants, attorneys and other corporate advisors) to complete, review, revise and finalize the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006. The additional time is required principally as a result of the consummation by the Company of a significant acquisition in the fourth quarter of such fiscal year. Effective November
     18, 2005, the Company acquired all of the outstanding membership interests of Option Technologies Interactive, LLC ("OTI"), and, as a consequence of such acquisition, the Company requires additional time to convert, integrate and assimilate OTI's operations and financial reporting to conform to the Company's standard policies and practices in the preparation of its Form 10-K (which incorporates much relevant information related to the OTI acquisition) and therefore requires an extension of the prescribed due date.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

         Robert V. Cuddihy, Jr.           212               644-1400
       --------------------------     -----------      ------------------
                (Name)                (Area Code)      (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the
       Securities Exchange Act of 1934 or Section 30 of the Investment Company
       Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   iDNA, INC.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       Date   May 1, 2006            By  /s/ Robert V. Cuddihy, Jr.
              -----------            -------------------------------
                                     Chief Financial Officer

       INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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